FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated December 9, 2004 (“Nextel and RIM Announce Plans to Extend Nextel's Industry Leading Wireless Location Applications to the BlackBerry Platform")	Page No 2

Document 1

Nextel Communications Inc.
2001 Edmund Halley Drive
Reston, Va. 20191

Nextel Communications Media Contact:
Rich Pesce (703) 433-4927

Nextel Communications Investor Contact:
Paul Blalock (703) 433-4300

RIM Media Contact:
Courtney Flaherty (212) 771-3637

RIM Investor Contact:
Investor Relations (519) 888-7465

Nextel and RIM Announce Plans to Extend Nextel’s Industry Leading Wireless Location Applications to the

BlackBerry Platform

ISVs encouraged to develop location-enhanced applications to support navigation, location and tracking

Nextel Developers Conference — Miami, FL — December 9, 2004 – Nextel Communications Inc. (Nasdaq: NXTL) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to enable location-based services on the BlackBerry® platform.

RIM and Nextel are providing Independent Software Vendors (ISVs) and developers with the comprehensive resources and environment to support location-enhanced applications including the GPS-enabled devices, network, services, infrastructure and development tools needed to create and deliver powerful mobile applications. This support allows developers to create new applications, incorporating navigation, location and tracking services together with the unique connectivity features of BlackBerry including always-on operation, push-based services, advanced security and back-end integration. Customers will also enjoy the combined power and benefits of wireless email, phone, Direct Connect Services, messaging, browser and GPS technologies in a single device.

“We believe that location-based services will add a complementary and powerful dimension to the BlackBerry experience and open many new opportunities for RIM and Nextel to engage and support customers and the development community,” said Mark Guibert, vice president, corporate marketing at Research In Motion. “The combination of location-based services and BlackBerry Mobile Data Service provide a particularly powerful foundation for developers to leverage and we believe a wide range of applications and solutions are suitable from navigation to fleet management to continuity planning to field service to supply chain management to public safety.”

“The need to better manage company assets, combined with what is an increasingly mobile workforce makes location based services an important business requirement,” said Danny Bowman, vice president, wireless data services, Nextel. “The combination of the BlackBerry handheld and location based services can help improve business efficiency by providing the ability to determine the location of employees, a company’s vehicles and inventory.”

To encourage design of location-based applications for the BlackBerry platform, RIM and Nextel are announcing a Nextel Java Developer Contest at the Nextel Developers Conference, December 9-10, in Miami. Developers can create location-based applications for the recently introduced, GPS-enabled BlackBerry 7520™. For additional information on the BlackBerry 7520 Java Developers Challenge, including entry forms and full contest rules visit http://developer.nextel.com.

Existing and new BlackBerry ISV Alliance partners have already started developing an array of applications that will include, but not be limited to, services that will provide:

  Navigation for audible and visual real-time driving directions
  Location data to locate company assets and field employees
  Tracking to better manage company vehicles and inventory and optimize routes with improved tracking and planning

About Nextel

Nextel Communications, a FORTUNE 200 company based in Reston, Va., is a leading provider of fully integrated wireless communications services and has built the largest guaranteed all-digital wireless network in the country covering thousands of communities across the United States. Today 95 percent of FORTUNE 500 companies are Nextel customers. Nextel and Nextel Partners, Inc. currently serve 297 of the top 300 U.S. markets where approximately 259 million people live or work.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry* wireless platform, the RIM Wireless Handheld(tm) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 9, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller